Exhibit 12.1
5/17/2011
ALABAMA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2010
and the year to date March 31, 2011

						Three
						Months
						Ended
	Year ended December 31,					March 31,
	2006	2007	2008	2009	2010	2011
	--------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$875,256	$969,492	$1,026,387	$1,095,813	$1,213,008	$258,804
Interest expense, net of amounts capitalized	254,229	275,814	280,920	300,365	305,083	74,721
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
AFUDC - Debt funds	7,939	17,991	20,252	33,183	14,034	2,101
Earnings as defined	$1,137,424	$1,263,297	$1,327,559	$1,429,361	$1,532,125	$335,626

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$231,061	$250,511	$264,620	$288,723	$288,732	$69,851
Interest on affiliated loans	16,764	15,369	11,619	10,343	7,264	1,774
Interest on interim obligations	1,873	1,915	1,070	69	15	43
Amort of debt disc, premium and expense, net	12,986	14,542	11,776	11,138	10,502	2,564
Other interest charges	(516)	11,468	12,087	23,275	12,604	2,590
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
Fixed charges as defined	$262,168	$293,805	$301,172	$333,548	$319,117	$76,822

RATIO OF EARNINGS TO FIXED CHARGES	4.34	4.30	4.41	4.29	4.80	4.37